UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

64 North Row

London, United Kingdom W1K 7DA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Note

Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), has entered into a debt financing transaction in connection with its continued execution of its previously announced data center projects. On October 29, 2026, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company may issue and sell to the Investor (i) senior convertible promissory notes issued with original issue discount (the “Notes”) in an aggregate principal amount of up to $111,100,000 for an aggregate funding amount of up to $100,000,000, (ii) Series D ordinary share purchase warrants (the “Warrants”) to purchase ordinary shares of the Company, par value $0.001 per share (the “Ordinary Shares”), and (iii) Ordinary Shares to be issued as pre-delivery shares (the “Pre-Delivery Shares” and, such placement, the “Placement”). At the initial closing of the Placement (the “Initial Closing”), the Company issued to the Investor a Note in the principal amount of $27,775,000 for a funding amount of $25,000,000, a Warrant to purchase 850,612 Ordinary Shares and 1,000,000 Pre-Delivery Shares for an aggregate purchase price of $1,000. Subject to the mutual agreement of the Company and the Investor and the satisfaction of certain conditions, the Company may issue to the Investor at one or more subsequent closings additional Notes in an aggregate principal amount of up to $83,325,000 for an aggregate funding amount of up to $75,000,000, together with additional Warrants and Pre-Delivery Shares. The Purchase Agreement contains customary representations and warranties, covenants, conditions to closing, events of default, termination provisions and indemnification obligations.

The Notes do not bear interest and mature on October 29, 2027, unless earlier converted or prepaid, subject to extension at the option of the holder; provided that if the Ordinary Shares issuable upon conversion of the Notes (the “Conversion Shares”) are not registered under a registration statement declared effective by the Securities and Exchange Commission (the “Commission”) within 90 days of issuance, the maturity date will accelerate to the 91st day after issuance. The Notes are convertible at the option of the holder at a fixed conversion price of $17.5308 per Ordinary Share. Beginning on the earlier of 60 days after issuance and the effectiveness of the resale registration statement, the holder may instead convert at an alternative conversion price equal to 90% of the average of the three lowest daily volume-weighted average prices of the Ordinary Shares during the 20 trading days prior to conversion, subject to a cap of $6,000,000 in conversions per month (which may be increased by mutual agreement). In lieu of shares, the Company may elect to satisfy any such alternative conversion in cash at 105% of the amount converted. No conversion may be effected at a price below a floor price of $3.858 per Ordinary Share, subject to reduction on each six-month anniversary of issuance. The conversion prices are subject to customary adjustments and to price-based adjustments upon certain dilutive issuances. The Company may prepay the Notes in full, but not in part, after the Conversion Shares and the Ordinary Shares issuable upon exercise of the Warrants (the “Warrant Shares”) become freely resalable, subject to the holder’s right to convert up to one-fourth of the amount outstanding. Upon an event of default, the Company will owe a mandatory default amount equal to 120% of the outstanding principal amount, and the holder may convert at 80% of the average of the three lowest daily volume-weighted average prices during the prior 20 trading days. The Notes rank senior to the Company’s other indebtedness, other than the Company’s convertible notes issued under its indentures dated June 5, 2026 and July 17, 2026 and certain permitted indebtedness, with which they rank pari passu. Conversions are subject to a 9.99% beneficial ownership limitation.

The Warrants are exercisable immediately at an exercise price of $12.8995 per Ordinary Share and expire on October 29, 2031. The Warrants may be exercised on a cashless basis if a registration statement covering the resale of the Warrant Shares is not available 120 days after issuance or in connection with a fundamental transaction, and will be exercised on a cashless basis automatically at expiration. The exercise price is subject to customary adjustments and to price-based adjustment upon certain issuances of Ordinary Shares or Ordinary Share equivalents below the exercise price, subject to exceptions, including for issuances under the Company’s existing convertible notes. Exercises are subject to a 9.99% beneficial ownership limitation. Upon certain fundamental transactions, the holder may require the Company to purchase the unexercised portion of the Warrant for its Black-Scholes value.

The Pre-Delivery Shares were issued at a price of $0.001 per share. Under the Purchase Agreement, the Investor may apply Pre-Delivery Shares to satisfy the Company’s obligation to issue Conversion Shares, and is required to do so once the outstanding principal amount of the Notes is less than $8,000,000. Once no principal remains outstanding under the Notes, the Investor must, at its election, either sell its Pre-Delivery Shares and remit 95% of the net proceeds to the Company or return them to the Company, subject to certain exceptions, including following an event of default.

The Initial Closing occurred on October 30, 2026, and the Company received net proceeds of approximately $24.2 million, after deducting a commitment fee equal to 3.0% of the funding amount and the Investor’s legal fees, but before paying other estimated offering expenses. The Company intends to use the net proceeds to fund advance payments required to secure committed data center capacity and commence the equity portion of purchases of data center equipment for deployment pursuant to the Company’s previously announced projects, , with any remaining proceeds to be used for general corporate purposes. The Placement was made pursuant to the exemption from registration set forth in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). No placement agent was engaged in connection with the Placement.

Under the Purchase Agreement, the Company agreed to file a registration statement with the Commission covering the resale of the Pre-Delivery Shares, the Conversion Shares and the Warrant Shares within 30 days of each closing, and to use commercially reasonable efforts to cause it to be declared effective within 60 days of such closing (or 90 days in the event of a review by the Commission). If the Company fails to timely file such registration statement, or if sales cannot be made under an effective registration statement, or the Company fails to satisfy the current public information requirement under Rule 144, the Company is required to pay the holder, as partial liquidated damages, an amount in cash equal to 2.0% of the outstanding principal amount of the Notes on the date of such failure and every 30 days thereafter until cured.

The Company also agreed to call a special meeting of shareholders within 75 days after the Initial Closing to approve an increase in the Company’s authorized Ordinary Shares from 73,500,000 to 200,000,000, and to hold subsequent meetings until such approval is obtained.

The foregoing descriptions of the Purchase Agreement, the Notes and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the form of Note and the form of Warrant, which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein.

INCORPORATION BY REFERENCE

The information included in this Report of Foreign Private Issuer on Form 6-K, including exhibits 99.1, 99.2 and 99.3 attached hereto, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File Nos. 333-274053, 333-267838, 333-276708, 333-296439 and 333-298246) and on Forms S-8 (File No. 333-275749 and 333-294405) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: October 30, 2026	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Securities Purchase Agreement, dated October 29, 2026, between the Company and the Investor

99.2	Form of Senior Convertible Promissory Note

99.3	Form of Series D Ordinary Share Purchase Warrant

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